UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 02, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Transaction in Own Shares dated 03 October 2022
Exhibit No. 2	Total Voting Rights dated 03 October 2022
Exhibit No. 3	Publication of Suppl.Prospcts dated 03 October 2022
Exhibit No. 4	Transaction in Own Shares dated 04 October 2022
Exhibit No. 5	Notice of redemption of debt instruments dated 06 October 2022
Exhibit No. 6	Publication of Suppl.Prospcts dated 27 October 2022
Exhibit No. 7	Director/PDMR Shareholding dated 28 October 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 02, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

03 October 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	30 September 2022
Number of ordinary shares purchased:	11,400,000
Highest price paid per share:	147.5600p
Lowest price paid per share:	141.7800p
Volume weighted average price paid per share:	144.1633p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,864,979,167 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,864,979,167) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4334B_1-2022-9-30.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 294,123,593 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 164.0217p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                   Jon Tracey

+44 (0) 20 7773 2136                       +44 (0) 20 7116 4755

Exhibit No. 2

3 October 2022

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 September 2022, Barclays PLC's issued share capital consists of 15,864,979,167 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 15,864,979,167 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 3

Publication of Base Prospectus Supplement

The following base prospectus supplement ("Prospectus Supplement") has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus Supplement No. 3 dated 3 October 2022 to the Base Prospectus dated 7 March 2022 for the Barclays PLC £60,000,000,000 Debt Issuance Programme ("Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6108B_1-2022-10-3.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus and the Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Prospectus Supplement and any supplements thereto via electronic publication.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

 04 October 2022

Barclays PLC

Transaction in own shares and completion of buy-back

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	03 October 2022
Number of ordinary shares purchased:	12,203,124
Highest price paid per share:	146.0800p
Lowest price paid per share:	141.3400p
Volume weighted average price paid per share:	144.0010p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of  15,852,829,016 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,852,829,016) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6334B_1-2022-10-3.pdf

The Company announces that, following the purchase of these shares, the share buy-back programme announced on 29 July 2022 has completed. Since the commencement of the buy-back, the Company has repurchased for cancellation 306,326,717 ordinary shares in aggregate at a volume weighted average price of 163.2241p per ordinary share for a total consideration of approximately £500 million.

Exhibit No. 5

Notice of Redemption and Cancellation of Listing to the Holders of

Barclays PLC
EUR 500,000,000 0.625 per cent. Reset Notes due 2023 (the "Notes")

ISIN: XS1716820029

NOTICE IS HEREBY GIVEN by Barclays PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 14 November 2022 (the "Redemption Date"), in accordance with Condition 10(c) of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 14 November 2021 to, but excluding, the Redemption Date (the "Redemption Price"). Payment of the Redemption Price will be made on 14 November 2022 through the Clearing Systems. Accordingly, the listing of the Notes on the Official List of the FCA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 14 November 2022.

Should any holder of the Notes have any queries in relation to this notice of redemption please contact:

Barclays Debt Investor Relations
Barclays PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000

Barclays PLC

6 October 2022

Exhibit No. 6

Publication of Base Prospectus Supplement

The following base prospectus supplement ("Prospectus Supplement") has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus Supplement No. 4 dated 27 October 2022 to the Base Prospectus dated 7 March 2022 for the Barclays PLC £60,000,000,000 Debt Issuance Programme ("Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3957E_1-2022-10-27.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus and the Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Prospectus Supplement and any supplements thereto via electronic publication.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 7

28 October 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Global Head of the Corporate and Investment Bank and President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.487 per Share	1,100,458
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-10-26
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0)20 7116 4755